ML CAPITAL GROUP, INC.

16810 East Avenue of the Fountains

Suite 120

Fountain Hills, AZ 85268

April 8, 2013

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:

ML Capital Group, Inc (the “Company”)

Registration Statement on Form S-1

File No. 333-184636

Dear Mr. Lin:

Pursuant to Securities and Exchange Commission Rule 461, the Company requests acceleration for the above referenced Registration Statement for Thursday, April 11, 2013 at 9 am EST or as soon as practicable thereafter.

Thank you in advance for your assistance and cooperation.  Should you require any further information or have any questions, please feel free to call our counsel, Jeffrey M. Quick, at (720) 259-3393.

Very truly yours,

/s/ Lisa Nelson

Lisa Nelson

President

Enclosure